# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: SES AI Corp, CIK 0001819142
CUSIP: 78397Q109
Title of class of securities: Class A common stock, par value $0.0001
Address of issuer's principal executive offices: 35 CABOT RD., WOBURN, Massachusetts (MA), 01801
Date of event which requires filing of this statement: 01/10/2025
Amends the filing with accession number 0001193125-22-041369
Filed by CIK 0001497345
Persons authorized to receive notices and communications: John S. Kim, General Motors Holdings LLC, 300 Renaissance Center, Detroit, Michigan (MI), 48265, (313) 667-2303

## Reporting persons
- General Motors Ventures LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 2,385,124; sole dispositive power 0; shared dispositive power 2,385,124; aggregate amount beneficially owned 2,385,124 (0.8% of the class)
  Comment: (1) General Motors Holdings LLC ("GM Holdings") is the record holder of 700,000 shares of New SES Class A common stock and 836,826 shares of New SES Class A common stock that may be issued for the benefit of the former holders of SES Holdings Pte. Ltd. common stock (the "Earn-Out Shares."). General Motors Ventures LLC ("GM Ventures") is the record holder of 300,000 shares of New SES Class A common stock and 2,085,124 Earn-Out Shares. GM Ventures is a wholly owned subsidiary of GM Holdings. GM Holdings is a wholly owned subsidiary of General Motors Company ("GM"). GM may be deemed to share beneficial ownership over the shares of New SES Class A common stock directly owned by GM Ventures and GM Holdings, and GM Holdings may be deemed to share beneficial ownership over the shares of New SES Class A common stock directly owned by GM Ventures.
  
  (2) The percentage reported in this Schedule 13D is based upon 316,703,306 shares of Class A Common Stock outstanding according to the Form 10-Q filed by the Issuer on November 1, 2024.
- General Motors Holdings LLC (CIK 0001497345): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 3,921,950; sole dispositive power 0; shared dispositive power 3,921,950; aggregate amount beneficially owned 3,921,950 (1.2% of the class)
  Comment: (1) GM Holdings is the record holder of 700,000 shares of New SES Class A common stock and 836,826 Earn-Out Shares. GM Ventures is the record holder of 300,000 shares of New SES Class A common stock and 2,085,124 Earn-Out Shares. GM Ventures is a wholly owned subsidiary of GM Holdings. GM Holdings is a wholly owned subsidiary of GM. GM may be deemed to share beneficial ownership over the shares of New SES Class A common stock directly owned by GM Ventures and GM Holdings, and GM Holdings may be deemed to share beneficial ownership over the shares of New SES Class A common stock directly owned by GM Ventures.
  
  (2) The percentage reported in this Schedule 13D is based upon 316,703,306 shares of Class A Common Stock outstanding according to the Form 10-Q filed by the Issuer on November 1, 2024.
- General Motors Company: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 3,921,950; sole dispositive power 0; shared dispositive power 3,921,950; aggregate amount beneficially owned 3,921,950 (1.2% of the class)
  Comment: (1) GM Holdings is the record holder of 700,000 shares of New SES Class A common stock and 836,826 Earn-Out Shares. GM Ventures is the record holder of 300,000 shares of New SES Class A common stock and 2,085,124 Earn-Out Shares. GM Ventures is a wholly owned subsidiary of GM Holdings. GM Holdings is a wholly owned subsidiary of GM. GM may be deemed to share beneficial ownership over the shares of New SES Class A common stock directly owned by GM Ventures and GM Holdings, and GM Holdings may be deemed to share beneficial ownership over the shares of New SES Class A common stock directly owned by GM Ventures.
  
  (2) The percentage reported in this Schedule 13D is based upon 316,703,306 shares of Class A Common Stock outstanding according to the Form 10-Q filed by the Issuer on November 1, 2024.

## Item 1. Security and Issuer
Title of class of securities: Class A common stock, par value $0.0001
Name of issuer: SES AI Corp
Address of issuer's principal executive offices: 35 CABOT RD., WOBURN, Massachusetts (MA), 01801
Comment:
This Amendment No. 3 (this "Amendment No. 3") amends and supplements the initial statement on Schedule 13D, which was jointly filed on February 14, 2022, as amended by Amendment No. 1 filed on October 31, 2024 and Amendment No. 2 filed on November 19, 2024 (collectively, the "Prior Statement", and, as amended by this Amendment No. 3, the "Schedule 13D"), and is filed on behalf of General Motors Holdings LLC, a Delaware limited liability company ("GM Holdings"), General Motors Ventures LLC, a Delaware limited liability company ("GM Ventures"), and General Motors Company, a Delaware corporation ("GM") (collectively, the "Reporting Persons"). GM Ventures is a wholly owned subsidiary of GM Holdings, which is a wholly owned subsidiary of GM. This amendment relates to shares of Class A Common Stock, par value $0.0001 per share (the "Shares"), of SES AI Corporation, a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 35 Cabot Road, Woburn, MA 01801. The Reporting Persons directly or indirectly hold 3,921,950 shares of Common Stock of the Issuer. Capitalized terms set forth in this Amendment and not defined have the meaning ascribed to them in the Schedule 13D.

This Amendment No. 3 is being filed to reflect a reduction in the beneficial ownership percentages of the Reporting Persons due to the sale by the Reporting Persons of securities of the Issuer since the filing of the Prior Statement, and to amend Item 4, Item 5, and Item 7 of the Prior Statement as set forth below. The filing of this Amendment No. 3 represents the final amendment to the Schedule 13D and constitutes an exit filing for the Reporting Persons.

## Item 2. Identity and Background
Name of person filing: General Motors Holdings LLC
Residence or business address: 300 RENAISSANCE CENTER, MC 482-C24-A68, DETROIT, MI, 48265
Present principal occupation or employment: Not applicable
Criminal convictions in the last five years: Not applicable
Civil proceedings (securities laws) in the last five years: Not applicable
Citizenship: Not applicable

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: Not applicable

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Prior Statement is hereby amended by adding the following thereto:

On January 10, 2025, the Reporting Persons reduced their beneficial ownership of the Issuer through the sale of securities of the Issuer.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
(a), (b) The responses of the Reporting Persons with respect to Rows 7 through 13 of the cover pages of the Reporting Persons to this Amendment No. 3 are incorporated herein by reference.

The aggregate percentage of beneficial ownership of General Motors Ventures LLC is approximately 0.8% of the outstanding Shares of the Issuer. Calculations of the percentage of the Shares beneficially owned assumes 316,703,306 shares of Class A Common Stock outstanding according to the Form 10-Q filed by the Issuer on November 1, 2024.

The aggregate percentage of beneficial ownership of each of General Motors Holdings LLC and General Motors Company is approximately 1.2% of the outstanding Shares of the Issuer. Calculations of the percentage of the Shares beneficially owned assumes 316,703,306 shares of Class A Common Stock outstanding according to the Form 10-Q filed by the Issuer on November 1, 2024.

The reduction in beneficial ownership percentages from those set forth in the Prior Statement reflects a reduction in the beneficial ownership percentages of the Reporting Persons due to the sale by the Reporting Persons of securities of the Issuer.

To the knowledge of the Reporting Persons, none of the persons listed on Exhibit 1 to the Prior Statement have any beneficial ownership of any Shares.
Transactions in the class effected during the past sixty days: Except for the transactions described in response to Item 4 of the Schedule 13D or as set forth in Exhibit 7 to this Schedule 13D, which information is hereby incorporated by reference, none of the Reporting Persons, nor, to the knowledge of the Reporting Persons, any of the persons listed on Exhibit 1 to the Prior Statement, have effected any transactions that may be deemed to be a transaction in the Shares during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: No other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, common shares that may be deemed to be beneficially owned by the Reporting Persons as provided for herein.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: 7 Transactions Effected in the Shares by the Reporting Persons in the Past 60 Days

## Signatures
- General Motors Ventures LLC: /s/ Todd Miller, Assistant Secretary (01/14/2025)
- General Motors Holdings LLC: /s/ John S. Kim, Assistant Secretary (01/14/2025)
- General Motors Company: /s/ John S. Kim, Assistant Corporate Secretary (01/14/2025)